Mail Stop 4561

March 12, 2008

Mr. Jonathan Oorlog
Chief Financial Officer
Gateway Tax Credit Fund, Ltd.
800 Carillon Parkway
St. Petersburg, FL 33716

      Re: **Gateway Tax Credit Fund, Ltd.**
               Form 10-K for the fiscal year ended March 31, 2007
               File No. 0-17711

Dear Mr. Oorlog:

We have reviewed your response letter dated February 12, 2008 and have the following additional comment.   Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the fiscal year ended March 31, 2007

Item 2. Properties

1.   We note your response to prior comment 1 and agree that significance levels below 20% do not result in a requirement to provide separate financial statements for Crosstown. However, it appears that you are required to provide separate summarized financial information for Crosstown under the guidance of Rule 4-08(g) of Regulation S-X as you have indicated that the significance level of Crosstown exceeds 10%. Please provide separate summarized financial information for this investment in an amended filing.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kevin Woody
Branch Chief